Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of the date of the Annual Report on Form 10-K of which this exhibit forms a part, the only class of securities of EyePoint Pharmaceuticals, Inc. (“we,” “us” and “our”) registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is our common stock, $0.001 par value per share.

COMMON STOCK

The following description of our common stock summarizes provisions of our certificate of incorporation, as amended, our by-laws, as amended, and the Delaware General Corporation Law. For a complete description, refer to our certificate of incorporation, our by-laws and the amendments thereto, which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part, and to the applicable provisions of the Delaware General Corporation Law.

Our certificate of incorporation authorizes us to issue up to 300,000,000 shares of common stock with a par value of $0.001 per share. As of March 2, 2023, there were 34,301,709 shares of common stock outstanding. The shares of common stock currently outstanding are fully paid and nonassessable.

On December 8, 2020, we effected a 1-for-10 reverse split of shares of our common stock. All share and per share data in the following description of our securities gives effect to the reverse stock split.

Rights

Voting Rights. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders, including the election of directors. When a quorum is present at any meeting, a plurality of the votes properly cast for election to any office shall elect to such office and a majority of the votes properly cast upon any question other than an election to an office shall decide the question, except when a larger vote is required by law, by our certificate of incorporation or by our by-laws.

Our certificate of incorporation and by-laws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends. Subject to the preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Other Rights and Preferences. The terms of our common stock do not include any preemptive, conversion or subscription rights, nor any redemption or sinking fund provisions. The common stock is not subject to future calls or assessments by us.

Preferred Stock. Our board of directors is authorized to issue up to 5,000,000 shares of preferred stock in one or more series, with such rights, preferences and privileges as shall be determined by our board of directors. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of shares of any series of our preferred stock that we may classify and issue in the future.

Registration Rights.

On March 28, 2018, we entered into (i) a Securities Purchase Agreement, or the First Tranche Securities Purchase Agreement, with EW Healthcare Partners, L.P. and EW Healthcare Partners-A, L.P., or collectively, the First Tranche Investors, pursuant to which we offered and sold to such investors an aggregate of 860,632 shares of our common stock, or the First Tranche Transaction, and (ii) a Second Securities Purchase Agreement, or the Second Tranche Securities Purchase Agreement, with the First Tranche Investors and certain other accredited investors signatory thereto, or the Second Tranche Investors, pursuant to which we sold to such investors an aggregate of 2,018,422 units, with each unit consisting of (a) one share of our common stock and (b) one warrant to purchase a share of our common stock, or the Second Tranche Transaction. In connection with the First Tranche Transaction, we entered into a Registration Rights Agreement with the First Tranche Investors with respect to the shares issued to the First Tranche Investors. In connection with the closing of the Second Tranche Transaction, we entered into a Second Registration Rights Agreement with the Second Tranche Investors with respect to the shares of common stock underlying the units. In addition, pursuant to the terms of that certain warrant, or the SWK Warrant, issued to SWK Funding LLC, or the Agent, we granted the Agent certain registration rights with respect to an aggregate of 48,683 shares of our common stock issuable upon the exercise of the SWK Warrant. A registration statement relating to such shares was filed with the Securities and Exchange Commission, or the SEC, on July 25, 2018 and declared effective by the SEC on November 1, 2018.

On December 31, 2020, or the Ocumension Closing Date, we entered into a Share Purchase Agreement, or the Share Purchase Agreement, with Ocumension Therapeutics, incorporated in the Cayman Islands with limited liability, or Ocumension, pursuant to which we offered and sold to Ocumension 3,010,722 shares of our common stock at a purchase price of $5.2163 per share, or the Ocumension Transaction. Pursuant to the Share Purchase Agreement, we were required, within 45 days following the Ocumension Closing Date, to file a shelf registration statement with the SEC registering for resale the shares of our common stock issued to Ocumension in the Ocumension Transaction, and use commercially reasonable efforts to cause such shelf registration statement to be declared effective by the SEC within 120 days following the Ocumension Closing Date. A registration statement relating to such shares was filed with the SEC on February 12, 2021.

Director Nomination Rights.

Per the terms of the First Tranche Securities Purchase Agreement, the First Tranche Investors have the right, subject to certain customary limitations and restrictions, to nominate one individual to our board of directors for so long as they beneficially own shares of our common stock. Mr. Ron Eastman, a Managing Director of EW Healthcare Partners, which is an affiliate of both of the First Tranche Investors was appointed to our board of directors, as the designee of the First Tranche Investors pursuant to the First Tranche Securities Purchase Agreement.

Per the terms of the Second Tranche Securities Purchase Agreement, the First Tranche Investors have the right, subject to certain customary limitations and restrictions, to nominate one individual to our board of directors for so long as they beneficially own shares of our common stock. Dr. Göran Ando, Senior Advisor to EW Healthcare Partners, which is an affiliate of both of the First Tranche Investors, was appointed to our board of directors as the designee of the First Tranche Investors pursuant to the Second Tranche Securities Purchase Agreement.

Per the terms of that certain Voting and Investor Rights Agreement, dated December 31, 2020, with Ocumension and the First Tranche Investors, or the Voting Agreement, for so long as Ocumension owns a number of shares of our common stock equal to at least 75% of the shares of our common stock it acquired on the Ocumension Closing Date, and subject to compliance with applicable law and our guidelines with respect to the nomination of directors, Ocumension is entitled to designate for nomination one person, or the Ocumension Designee, to serve as a member of our board of directors, the Science Committee of our board of directors and certain other ad-hoc committees of our board of directors. Notwithstanding the foregoing, in accordance with Nasdaq Listing Rule 5640, Ocumension will not be entitled to designate for nomination any person to serve as a member of our board of directors if, at any time, Ocumension owns a number of shares of our common stock representing less than 5% of the shares of our common stock outstanding. Pursuant to the Voting Agreement, for so long as the First Tranche Investors beneficially own at least 10% of the outstanding shares of our common stock, the

First Tranche Investors agreed to vote in favor of the Ocumension Designee at each election of our board of directors. Mr. Ye Lie, the Chief Executive Officer of Ocumension, was appointed to our board of directors as the Ocumension Designee pursuant to the Voting Agreement.

Participation Rights. Per the terms of the Share Purchase Agreement, for so long as Ocumension owns a number of shares of our common stock equal to at least 75% of the shares of our common stock it acquired on the Ocumension Closing Date, Ocumension is entitled to participate in subsequent issuances of our equity securities in order to maintain its ownership percentage, subject to certain exceptions for, among other things, the issuance of equity awards pursuant to equity incentive plans, inducement awards and/or employee stock purchase plans and the issuance of shares of our common stock pursuant to “at-the-market” equity offering programs. Any participation rights granted to Ocumension in the Share Purchase Agreement would be effected via a separate private placement.

Additional Voting Rights. Per the terms of the Voting Agreement, Ocumension and the First Tranche Investors agreed that, for so long as such investor owns a number of shares equal to at least 75% of the shares of our common stock it owns on the Ocumension Closing Date, at any meeting of our stockholders, however called, or at any adjournment thereof, or in any other circumstances in which Ocumension or the First Tranche Investors, as applicable, are entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by us, Ocumension and the First Tranche Investors shall (a) appear at each such meeting or otherwise cause the shares of our common stock owned by such investor or their respective affiliates to be counted as present thereat for purposes of calculating a quorum; and (b) vote (or cause to be voted), in person or by proxy, all such shares of our common stock that are beneficially owned by such investor or as to which such investor has, directly or indirectly, the right to vote or direct the voting, (i) in favor of any proposals recommended by our board of directors for approval; and (ii) against any proposals that our board of directors recommends our stockholders vote against; provided, however, that the foregoing does not apply to meetings or proposals that are inconsistent with the investor’s rights and obligations under certain agreements between the applicable investor and us.

Anti-Takeover Effects of Our Certificate of Incorporation and By-laws and Delaware Law

Certificate of Incorporation and By-laws. Provisions of our certificate of incorporation and by-laws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Among other things, our certificate of incorporation and our by-laws:

•

permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as it may designate, which issuance could result in the loss of voting control by other stockholders;

•

provide that all vacancies on our board of directors, including as a result of newly created directorships, may, except as otherwise required by law, be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

provide that, stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election; and

•

provide that special meetings of our stockholders may be called only by the (i) the chairperson of the board; (ii) the president of our company; or (iii) a majority of the members of our board of directors then in office.

Section 203 of the Delaware General Corporation Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the consummation of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Listing

Our shares of common stock are listed for trading on the Nasdaq Global Market under the symbol “EYPT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.